General Nutrition Centers, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222
November 25, 2009
BY EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	General Nutrition Centers, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008 (the “Fiscal Year”)
Filed March 19, 2009 (the “10-K”)
File No. 333-144396
Dear Mr. Owings:
          Set forth below are General Nutrition Centers, Inc.’s (“GNC”) responses to the comments received from the staff of the Commission (the “Staff”) in the Staff’s comment letter dated November 4, 2009. For your convenience, we have repeated each of your numbered comments followed by our responses. References throughout this letter to “we”, “us”, “our” and “the Company” are to GNC.
General
1.	At the end of our comment letter, we requested that management provide, in writing, three bullet pointed acknowledgements (i.e. Tandy language). Please provide the requested acknowledgements in writing from management with your next response letter.
Response: The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Financial Statements and Supplementary Data, page 62
Note 1, Nature of Business, page 69
Merger of the Company, page 69

2.	Your response to comment seven in our letter dated September 29, 2009 indicates that approximately $861.7 million of OLDCO’s debt was re-financed as part of the merger transaction. Please provide us with the detail supporting this amount, and reconcile this amount to the disclosure of OLDCO’s outstanding debt at December 31, 2006 as seen within Note 13 to the December 31, 2007 Form 10-K. Additionally, provide us with the detail supporting your calculation that the purchase of OLDCO’s equity interests was 34% financed by debt, as we are unable to recalculate this percentage based on your current disclosures.
Response: Please see the reconciliation of OLDCO’s outstanding debt at 12/31/06 with the amount of debt refinanced, together with supporting detail of the percentage of the transaction financed with debt (dollars in thousands):

Total debt outstanding @ 12/31/06 (including Current Portion)	$431,355

2003 Senior Credit Facility	$55,290
8 5/8% Senior Notes	$150,000
8 1/2% Senior Subordinated Notes	$215,000
Mortgage	$11,065
2003 Senior Credit Facility current portion	$(570)
Mortgage current portion	$(1,195)

Total long-term debt as presented in General Nutrition Centers, Inc. 10-K	$429,590

GNC Corporation (Parent) PIK Notes	$426,550
Add back current portion of debt	$1,765

Total Debt @ 12/31/06 at Parent level (including Current Portion)	$857,905

Additional debt activity through 3/15/07
PIK interest	$10,749
OID	$4,183
Mortgage amortization	$(292)

Total OLDCO Debt @ 3/15/07	$872,545

Mortgage roll (excluded from calculation of recapitalized debt)	$(10,773)
Accrued Interest:	$5,666

Pre-existing OLDCO debt @ 3/15/07 that was refinanced	$867,438

New debt obtained to refinance pre-existing OLDCO debt and to buy OLDCO’s equity	$1,092,500
Plus: existing cash on hand @ 3/15/07 used in Transaction	$33,130
Less: Pre-existing OLDCO Debt @ 3/15/07	$(867,438)

Amount of new debt used to purchase OLDCO’s equity	$258,192

Fair Value of equity of OLDCO @ 3/15/07	$751,744

% of the purchase of ODLCO’s equity financed with debt	34.35%

Note 8. Property, Plant and Equipment, page 87
3.	We read in your response to comment nine in our letter dated September 29, 2009 that you have not reflected the noncontrolling interest as a separate line item on the balance sheet due to its immateriality, and therefore, the adoption of SFAS 160 had no effect on your financial statements. To help us better understand your conclusion, please quantify for us the balance sheet, net income and comprehensive income amounts attributable to the noncontrolling interest as of and for the year ended December 31, 2008 and the six months ended June 30, 2009. Also tell us whether the amounts attributable to the noncontrolling interest are captured in a single line item on each of the balance sheet and income statement, and if so, identify the line items.
Response: The following table sets forth the results of 100% of the Gustine partnership, including the classification and values as of December 31, 2008 and June 30, 2009 (dollars in thousands). These results are included in the Company’s consolidated financial statements; however, the Company shares 75% of the partnership profits or losses, with the remaining 25% recorded as minority interest.

Balance sheet category	Account	12/31/2008%		6/30/2009%
Other long-term assets	Minority interest	$(289)	0.02%	$(502)	0.03%

% represents percentage of Total long-term assets

			% of		% of
Income statement category	Account	YTD 12/31/08	Category	YTD 6/30/09	Category
Other SG&A	various accounts	$(2,314)	2.29%	$(911)	1.80%

Interest expense	Interest expense, net	$555	0.67%	$270	0.75%
Interest expense	Intercompany interest	$670	n/a	$331	n/a	eliminated in consolidation

Net income		$1,089	2.03%	$310	0.84%

Other Comprehensive Income		$—	n/a	$—	n/a

Comprehensive income		$1,089	2.69%	$310	0.76%
The Company considers the balance sheet amount presented above to be immaterial. It will continue to evaluate this amount in the future and, if it is determined to be material, will reclassify it in accordance with SFAS 160.
Item 11. Executive Compensation, page 127
Compensation Discussion and Analysis, page 127
How We Chose Amounts and/or Formulas for Each Element. page 130
Base Salary, page 130; Annual Incentive Compensation, page 130; Stock Options, page 131; Chief Executive Officer Compensation, “page 133; Certain Relationships and Related Transactions and Director Independence, page 156
4.	We note your responses to comments 13, 14, 15, 18, 20, 21 and 22 in our letter dated September 29, 2009. Please tell us whether your responses include the proposed revisions to the sections, or provide the proposed language, as your responses do not appear to clearly indicate whether the responses you provided are substantially in the form you intend to provide in your future disclosure.
Response: The Company’s responses to comments 13, 14, 15, 18 and 21 include the proposed revisions to the applicable sections. More specifically, the Company proposes to revise the disclosure in its future filings substantially to the following effect:
Comment 13: “The Company has not historically used, and does not intend to use, the information in the surveys for benchmarking purposes or in its process for setting compensation. Rather, the compensation committee sets compensation levels and then uses the information in the surveys to confirm and demonstrate to management that the compensation being paid by the Company is consistent with market levels.”
Comment 14: see Response to Comment 5 below.
Comment 15: “Stock option grant awards made at the time of the Merger were based, in part, on the length of service and performance of the Named Executive Officer through the date of the Merger. Following the Merger, stock option grant awards have been made at or about the time that a Named Executive Officer begins service with GNC. Since a Named Executive Officer generally has little or no record of service prior to receiving stock option grant awards, elements of individual performance are not taken into account when making such stock option grant awards. To the extent that the compensation committee or our Board determines, at a future date, that it is appropriate to grant stock option awards to executive officers based on performance, the compensation committee or Board, as applicable, will establish standards for making such awards at that time.”
          “The compensation committee uses an executive officer’s level of position to determine an appropriate range for the size of any stock option grant award. The compensation committee has established ranges for each of the following levels: Chief Executive Officer and President, Executive Vice President, Senior Vice President and Vice President. Within a given range, the size of a stock option grant award is determined based on the executive officer’s duties and GNC’s interest in attracting, retaining and providing significant incentives for the executive officer.”
Comment 18: “At the beginning of 2008, the compensation committee established a development plan to be implemented by Mr. Fortunato. Mr. Fortunato’s objectives under the plan were in addition to his ongoing responsibilities as Chief Executive Officer. Among Mr. Fortunato’s primary objectives were the completion of the restructuring and development of GNC’s senior management team through the attraction, hiring and retention of qualified personnel and development of leadership capabilities. At the conclusion of 2008, the compensation committee determined that Mr. Fortunato’s performance met a significant number of the pre-determined objectives and awarded Mr. Fortunato a bonus of $90,000.”
          “During the first quarter of 2009, the compensation committee determined to implement a similar incentive program for Mr. Fortunato for fiscal year 2009. Under this program, Mr. Fortunato was eligible to receive an additional discretionary bonus of up to $200,000 based on the achievement of certain non-financial objectives. Among the primary objectives was ongoing executive leadership development, including through enhanced time management strategies and the implementation of collaborative approaches, and achievement of GNC’s strategic initiatives. Throughout the year, Mr. Fortunato provided reports to, and received input and feedback from, the compensation committee regarding his efforts to achieve the established objectives and complete the required actions.”
          In addition to the foregoing disclosure, we will indicate any amounts paid under this program for fiscal year 2009, in our Form 10-K for the year ended December 31, 2009.
Comment 21: “Pursuant to the GNC Code of Ethics, our directors, executive officers (including, without limitation, our Chief Executive Officer and Chief Financial Officer), Controller and other persons performing similar senior financial functions (together, “Senior Officers”) are prohibited from making any investment, accepting any position or benefits, participating in any transaction or business arrangement, or otherwise acting in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to, and obtains the prior written approval of, the Chief Legal Officer, chairperson of the Audit Committee, and/or the Board, and is otherwise in compliance with our Code of Ethical Business Conduct.”
          “Although we have not adopted formal procedures for the review, approval or ratification of transactions with related persons, our Board reviews potential transactions with those parties we have identified as related parties prior to the consummation of the transaction, and we adhere to the general policy that such transactions should only be entered into if they are approved by our Board, in accordance with applicable law, and on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties.”
With respect to Comments 20 and 22, the Company provided supplemental responses to the Staff but did not propose to add to its existing disclosure on these matters. The Company respectfully submits that, with respect to Comment 20, such additional disclosure is not required pursuant to Item 402(j) of Regulation S-K. Rather, the Company supplementally advised the Staff that the Company agreed to amounts that it considered competitive in the marketplace and appropriate in light of all relevant considerations, including the need to attract the caliber of executives that are integral to the Company’s growth. The Company respectfully submits that, with respect to Comment 22, such additional disclosure is not required pursuant to Item 404 of Regulation S-K because Gustine Sixth Avenue, LP is not a “related person” with respect to the Company and its subsidiaries within the meaning of Item 404(a) of Regulation S-K.
5.	We note your response to comment 14 in our letter dated September 29, 2009. Please explain in greater detail why you would experience competitive harm as a result of disclosing financial information that is tied to EBITDA considering such data is disclosed in or derived from your financial statements. We referred you to Question 118.04 of Regulation S-K Compliance & Disclosure Interpretations, which specifies that you “must make [your] determination based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. These standards have largely been addressed in case law, including National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974); National Parks and

Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. NRC, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh’g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency affd en banc, 975 F.2d 871 (D.C. Cir. 1992).” Please revise accordingly.
Response: The Company has reviewed the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, under Regulation S-K and caselaw such as that cited by the Staff. The Company notes the two-part test for confidentiality established by the court in National Parks and clarified in Critical Mass Energy: “[f]irst, it must establish that the information sought ‘would customarily not be released to the public by the person from whom it was obtained’ . . .; and second, it must show that ‘disclosure [would] harm a specific interest that Congress sought to protect by enacting the exemption’.” 975 F.2d at 874. The Critical Mass Energy court further identified that interest as the “[protection of] persons who submit financial or commercial data to government agencies from the competitive disadvantages which would result from its publication.” 975 F.2d at 877.
With respect to the first prong of the test, the Company notes that EBITDA target levels for the incentive bonus that are established at the beginning of each year are neither derived from the Company’s financial statements nor otherwise disclosed by the Company. The EBITDA targets are projections based on a budgeted performance level that typically reflects some level of improvement from the prior year performance. The levels are set based on a number of factors including the recent historical performance, expectations of the board, and general economic conditions. As previously noted, the Company does not provide guidance with respect to any specific financial performance metric, including EBITDA. The Company submits that because the EBITDA targets are based on internal budgets and are neither derived from the Company’s financial statements nor otherwise disclosed by the Company, they constitute commercial or financial information that is not customarily released to the public.
With respect to the second prong of the test, the harm to the Company’s competitive position resulting from disclosure of the EBITDA targets falls squarely within the concerns articulated by the court in National Parks: “Disclosure would provide competitors with valuable insights into the operational strengths and weaknesses of [the person disclosing the information] . . . Suppliers, contractors, labor unions and creditors, too, could use such information to bargain for higher prices, wages or interest rates, while . . . unregulated competitors would not be similarly exposed.” 547 F.2d at 684. Disclosure of the EBITDA targets would harm the competitive position of the Company by revealing the Company’s internal budget calculations to its competitors. By comparing the internally budgeted amount to the actual EBITDA reported by the Company for historical periods, competitors would be able to assess the Company’s operational strength both at a particular moment in time and over a period of years, as well as trends in the Company’s business. In addition, a material increase in the EBITDA targets for the applicable year over the prior year could signal to competitors that the Company is planning to make a significant acquisition or investment, venture into a new market, or launch a new product. Conversely, a small or no increase in the EBITDA targets could signal to competitors that the Company is planning to limit or contract its growth. Even disclosure of historical EBITDA targets would be competitively harmful to the Company because competitors would have evidence of the Company’s actual performance relative to its internal budget, which would also reveal the Company’s operational strength and trends in its business. Many of the Company’s competitors are private companies, who are not required to disclose internal budgets or projections. These competitors would have an unfair competitive advantage over the Company by having GNC EBITDA targets available to them. Conversely, the Company would be disadvantaged by not having similar information on its competitors available to it.
Disclosure of the EBITDA targets could also harm the Company’s competitive position with respect to its suppliers and franchisees, who could use the foregoing information to negotiate for better terms from the Company. In addition disclosure of the EBITDA targets would enable the Company’s competitors to discern how financial performance affects the overall compensation of the Company’s senior officers. They would then be in a position to unfairly compete with the Company in connection with the recruiting and retention of key executives.
The Company notes the requirement in Instruction 4 to Item 402(b) of Regulation S-K that if it determines that the disclosure would cause competitive harm in reliance on this instruction . . . , the registrant must discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.” To provide a more comprehensive understanding of the likelihood of achieving the EBITDA targets, the Company will disclose additional information regarding the process for setting the applicable EBITDA targets, including some of the assumptions on which the targets are based, as well as the likely impediments to achieving the targets.
6.	We note your response to comment 15 in our letter dated September 29, 2009. You indicate that the compensation committee uses an executive officer’s level of position to determine an appropriate range for the size of any option grant award. Explain how the range amounts are arrived at and how they differ depending upon the level of position.
Response: The executive officer level positions within the company hierarchy are as follows: Chief Executive Officer, President, Executive Vice President, Senior Vice President, and Vice President. All stock option grants to executive officers are determined by the compensation committee. Since January 2008, the Company has consistently applied the following ranges of stock option grants for individuals at the executive officer level:
Chief Executive Officer: 1,000,000 shares (minimum level)
President: 750,000 shares (minimum level)
Executive Vice President: 300,000 to 350,000 shares
Senior Vice President: 70,000 to 135,000 shares
Vice President: 20,000 to 30,000 shares
The Company seeks to provide employees, including all executive officers, with overall compensation and incentive packages that are commensurate with their respective functions and levels of seniority, and that are competitive within the retail industry. The compensation committee has determined that the foregoing grant levels are appropriate within the overall compensation and incentive package applicable to the various executive officer positions.
As the Chief Executive Officer and the office of the President are unique positions, each filled by a single individual, the compensation committee has established minimum stock grant levels only. This enables the committee to craft a total compensation package necessary to recruit and retain top talent to attract and retain individuals at these levels. All other officer level positions have multiple individuals who share the same title and level within the Company.
Schedule II — Valuation and Qualifying Accounts, page 160
7.	We have reviewed your response to prior comment 23 in our letter dated September 29, 2009 and note that for your retail segment, you record the customer returns reserve as a liability on the balance sheet and that the amount of expected returns is an immaterial amount on your balance sheet. Please tell us whether the activity in your customer returns reserve liability during the period is also immaterial. If so, please confirm this to us, and if not, please revise this schedule to include the activity in your customer returns reserve.
Response: The activity in the Company’s customer returns reserve liability is immaterial. For the year ended 12/31/08, total activity in the liability was a reduction of approximately $15,300.
* * * * * * *
          We look forward to discussing with you any additional questions you may have regarding our filings. Please do not hesitate to call me at (412) 288-2029. In addition, we would greatly appreciate receiving any additional comments by facsimile to (412) 288-4764.

Sincerely,
By:	/s/ Michael Nuzzo
Michael Nuzzo
Executive Vice President and Chief Financial Officer

cc:	Joseph Fortunato, General Nutrition Centers, Inc.
Gerald J. Stubenhofer, General Nutrition Centers, Inc.
Pippa Bond, Proskauer Rose LLP